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                                                                 EXHIBIT 99.57.6


TRANSITION THERAPEUTICS COMPLETES SHARE CONSOLIDATION

TORONTO, ON, July 9th, 2007 - Transition Therapeutics Inc. ("Transition" or the "Company") (TSX: TTH), today announced the completion of the consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares. The Toronto Stock Exchange ("TSX") has approved the consolidation and the common shares of the Company are expected to commence trading on the TSX on a post- consolidated basis at the opening of trading on Monday, July 9, 2007. The share consolidation has been effected to satisfy the NASDAQ's listing criteria regarding minimum bid price.

This share consolidation was approved by Transition's shareholders at the Company's Annual and Special Meeting held in December 2006. The share consolidation affects all of the Company's common shares, stock options and warrants outstanding at the effective time. Fractional shares will not be issued and each shareholder's aggregated fraction will be paid out in cash on the basis of a fraction of $15.75. This amount has been calculated using the closing price of the Company's common shares on the TSX on July 4, 2007 (the day before the Company filed articles of amendment for the share consolidation) which was $1.75, multiplied by 9. Letters of Transmittal will be mailed shortly to the Company's shareholders, requesting them to forward their share certificates to the transfer agent, Computershare Investor Services Inc., in exchange for certificates representing the post-consolidation number of shares to which they are entitled.

After the share consolidation, the Company will have approximately 21.2 million common shares outstanding. The common shares will begin trading under a new CUSIP number (#893716 20 9) as a result of the share consolidation but there will be no change in the stock symbol of the Company.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include AZD-103 for the treatment of Alzheimer's disease and regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH". For additional information about the company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz
Chief Executive Officer
Transition Therapeutics Inc.
Phone: 416-260-7770 x 223
tcruz@transitiontherapeutics.com

Elie Farah
Chief Financial Officer
Transition Therapeutics Inc.
Phone: 416-260-7770 x 203
efarah@transitiontherapeutics.com